SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 3, 2003

                           Commission File No. 1-14110

                                   ----------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|    Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|     No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|     No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes: |_|     No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated February 28, 2003, announcing one more topic added to the agenda of the forthcoming annual shareholders' meeting at the request of two shareholders with regard to the conversion of shares "B" into shares "A"

PRESS RELEASE

                                [PECHINEY logo]

                                                               February 28. 2003

Forthcoming annual shareholders' meeting of Pechiney : one more topic added to the agenda at the request of two shareholders: conversion of shares "B" into shares "A"

Pechiney shall shortly circulate the meeting notice of the annual shareholders' meeting scheduled to take place on second notice on April 3, 2003. Pechiney points out that the agenda of the shareholders meeting in this notice will include a new topic since two shareholders have themselves submitted a proposed resolution in accordance with French applicable law and regulation, aiming to convert Preferred Shares "B" into Ordinary Shares "A". In order to submit their proposed resolution, these two shareholders have blocked an aggregate of 426,000 Shares "B" representing approximately 0.52% of the Company's share capital and 39.04% of the aggregate number of outstanding Shares "B".

The purpose of their proposed resolution is to cancel 4 Preferred Shares "B" held by the Company and then to convert the remaining 1,091,040 Preferred Shares "B" into 1,200,144 Ordinary Shares "A", using a parity of 11 Ordinary Shares "A" for 10 Preferred Shares "B".

Immediately prior to this shareholders' meeting, the Board of Directors shall take a stand on the proposed resolution, in particular in the light of a fairness opinion which will have been established at the request of the Company regarding the parity proposed by these two shareholders. The stand of the Board of Directors shall then be released without delay to the shareholders' meeting, together with this fairness opinion and any other aspects that the Board of Directors would have considered for taking its stand. This information shall also be made available on the web site of Pechiney and circulated in a press release. If the proposed resolution is voted by the shareholders' meeting, then a special meeting of the holders of Preferred Shares "B" would have to be take place in order to consider the proposed conversion, and this conversion shall be enforceable only if it is approved by that special meeting; furthermore, the conversion would not be completed before the payment date, scheduled on May 7, 2003, of the dividend proposed to be declared by the next shareholders' meeting in respect of the 2002 fiscal year and corresponding to a net amount of 1.00 euro per share "A" and 1.65 euro per share "B" excluding pre-paid taxes (French tax credit or avoir fiscal).

The text of the resolution proposed by these two shareholders as well as the recital transmitted by them to support their proposed resolution, which shall be shortly replicated in the meeting notice of the forthcoming shareholders' meeting, shall be simultaneously made accessible on the web site of Pechiney (www.pechiney.com). The terms used, the methods employed and the calculations presented by these two shareholders in their aforementioned recital are under their own responsibility.

                                ****************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                    Press Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07       Chrystele Ivins: Tel: 33 1 56 28 24 18
Catherine Paupelin  Tel: 33 1 56 28 25 08       chrystele.ivins@pechiney.com
Jerome Gaudry       Tel: 33 1 56 28 25 23       ----------------------------
                    Fax  33 1 56 28 33 38
                                                Stephan Giraud: Tel: 33 1 56 28 24 19
PECHINEY                                        stephan.giraud@pechiney.com
7, place du Chancelier Adenauer                 ---------------------------
75116 Paris

e-mail: Pechiney-IR-Team@pechiney.com
        -----------------------------
Internet: http://www.pechiney.com
          -----------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 3, 2003                        PECHINEY


                                           By:    /s/ OLIVIER MALLET
                                                  ------------------
                                           Name:  Olivier MALLET
                                           Title: Chief Financial Officer